

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Allan J. Camaisa
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

      **Re:  Calidi Biotherapeutics, Inc.**
          **Registration Statement on Form S-1**
          **Filed January 29, 2024**
          **File No. 333-276741**

Dear Allan J. Camaisa:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc:    Daniel B. Eng, Esq.